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                                                            OMB APPROVAL
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                                                    OMB Number:        3235-0145
                         UNITED STATES              Expires:    October 31, 1997
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                     WASHINGTON, D.C. 20549         hours per response ....14.90
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                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                      Meridian Medical Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    589658103
             -------------------------------------------------------
                                 (CUSIP Number)

        Robert G. Foster 4 Milk Street Portland ME 04101 (207) 780-0904
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 20, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 589658103                                          PAGE____OF____PAGES
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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Commonwealth BioVentures V Limited Partnership

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS*

          00
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
    ITEMS 2(d) or 2(e)

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                      7   SOLE VOTING POWER
     NUMBER OF                339,568
       SHARES      -------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                 339,568
        WITH       -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    339,568
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.6%
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14  TYPE OF REPORTING PERSON*
                    PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.


                                                                         2 of 7

Schedule 13D                      Commonwealth Bioventures V Limited Partnership


ITEM 1. SECURITY AND ISSUER. The class of securities to which this Schedule relates is Common Stock, $.10 par value of Meridian Medical Technologies, Inc. (f/k/a Survival Technology, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is:

                       Meridian Medical Technologies, Inc.
                       10240 Old Columbia Road
                       Columbia, MD   21048


ITEM 2.  IDENTITY AND BACKGROUND.

         The reporting person's name is Commonwealth BioVentures V Limited Partnership, a Delaware limited partnership, with a principal business and office address of 4 Milk Street, Portland, ME 04101. The reporting person's principal business is that of a venture capital fund.

         During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The reporting person acquired beneficial ownership of more than five percent of the Common Stock of the Issuer as a result of the Merger (defined in Item 4 below) in exchange for its securities of Brunswick Biomedical Corporation, a Massachusetts corporation ("BBC").

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 20, 1996, pursuant to an Agreement and Plan of Merger dated as of September 11, 1996, BBC merged with and into Survival Technology, Inc. ("STI"), with STI as the surviving corporation (the "Merger"). Immediately following the Merger, STI changed its name to "Meridian Medical Technologies, Inc."

         In accordance with the terms of the Merger, each share of BBC common stock was exchanged for 2.1 shares of Common Stock of the Issuer, and each share of BBC preferred stock was exchanged for 2.1 shares of Common Stock of the Issuer and a warrant to purchase 0.4 shares of Common Stock of the Issuer (the "Merger Warrant"). The Merger Warrants have an exercise price of $11.00 per share of Common Stock and are exercisable for five years following the closing of the Merger. In connection with the Merger, the Issuer also assumed the obligations of BBC under outstanding stock options and warrants. Each of the former BBC security holders has certain rights to registration with respect to the Common Stock under the Securities Act of 1933, as amended.

The reporting person holds the securities of the Issuer for investment purposes. The reporting person may continue to acquire, for investment purposes, or dispose of securities of the Issuer directly owned by it or beneficially owned by it in the ordinary course of the reporting person's business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of securities of the Issuer which the reporting person may be deemed to beneficially own is 339,568. Of those, 129,915 represent securities which the reporting person has a right to acquire within 60 days. This aggregate represents approximately 11.6% of the Issuer's outstanding class of such securities.

         (b) The reporting person has the sole power to vote and the sole power to dispose of 339,568 shares of the Issuer's securities.

         (c) Other than the acquisitions resulting from the Merger described in
Item 4, the reporting person has not effected any transactions in the securities of the Issuer in the last sixty days.

         (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the reporting person and any other person with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.  None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            COMMONWEALTH BIOVENTURES
                                            V LIMITED PARTNERSHIP
                                            BY: BioVenture Partners Limited
                                            Partnership, its general partner
                                            BY: Commonwealth BioVentures,
                                            Inc., its general partner


                                            BY:
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            Date                                Robert G. Foster, President